UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No __)*

         VSB BANCORP, INC.
(Name of Issuer)

              Common Stock
(Title of Class of Securities)

                        917927105
(CUSIP Number)

                   May 2, 2006
(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

      SCHEDULE 13G

SCHEDULE 13G

CUSIP No.: 917927105	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT GOLDEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ X ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 1,433 SHARED VOTING POWER 75,400 SOLE DISPOSITIVE POWER 1,433 SHARED DISPOSITIVE POWER 75,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,833

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS

Item 1(a). Name of Issuer:

VSB Bancorp Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

3155 Amboy Road Staten Island, New York 10306

Item 2(a). Name of Person Filing:

This statement is filed on behalf of Robert Golden (the “Reporting Person”):

Item 2(b). Address of Principal Business Office, or if none, Residence:

Golden Properties Group, LLC 420 Doughty Blvd. Inwood, NY 11096

Item 2(c). Citizenship:

The Reporting Person is a United States citizen.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

917927105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|_| An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.            Ownership.

(a)      Amount Beneficially Owned

The Reporting Person can be deemed the beneficial owner of 76,833 shares of the Issuer’s Common Stock (including (i) 1,433 shares of Common Stock held directly by the Reporting Person, (ii) 15,400 shares that are held by a trust of which the Reporting Person is a beneficiary, and (iii) 60,000 shares of common stock held by a family limited liability company of which such trust is a member). Amounts reported herein do not take into account a 5-to-4 stock split, which has been announced by the Issuer, payable on May 18, 2006.

(b)      Percentage of Class:

           5.1%. The percentages set forth herein are calculated based on 1,512,922 issued and outstanding shares of the Issuer’s common stock, which information was provided to the Reporting Person by the Issuer on May 11, 2006.

(c)      Number of shares as to which such person has:

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 1,433
Shared power to vote or to direct the vote: 75,400
Sole power to dispose or to direct the disposition of: 1,433
Shared power to dispose or to direct the disposition: 75,400

Item 5.	Ownership of Five Percent or Less of a Class: This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group: This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group: This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2006

/s/ Robert Golden ROBERT GOLDEN